Swiftmerge Acquisition Corp.

2710 Rosebery Avenue

West Vancouver, BC V7V3A2

December 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	William Schroeder
John Spitz
Tony Aldave
Susan Block

Re:	Swiftmerge Acquisition Corp.
Registration Statement on Form S-1
File No. 333-254633

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Swiftmerge Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on December 13, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3630, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ John Bremner
John Bremner
Chief Executive Officer